Lyon, France, February 14, 2008

Sanofi Pasteur: www.sanofipasteur.com

Media Relations: Tel.: + 33 4 37 37 50 38

Sanofi Pasteur and Statens Serum

Institut Team Up Against

Tuberculosis

- Scientific advances in vaccine research may lead to improved vaccine against leading cause of death in developing countries -

Sanofi Pasteur, the vaccines division of the sanofi-aventis Group, announced today that it has signed a collaborative research and license agreement with the Statens Serum Institut of Denmark (SSI) for the development and marketing of a new vaccine against tuberculosis (TB), a disease that causes the death of two million people, worldwide, each year.

Under the terms of the agreement, SSI has granted Sanofi Pasteur a license to its technology with regard to the use of certain fusion proteins in the development of a tuberculosis vaccine. The license from SSI includes access to the Intercell IC31® adjuvant. If the development is successful, sanofi pasteur would manufacture the vaccine commercially.

SSI TB vaccine candidates are recombinant protein sub-units, including one currently in a Phase I clinical trial. Results from a previous study showed the SSI TB vaccine technology to provide a positive immune response. Sanofi Pasteur intends to build on the successes of the SSI vaccine program.

“This agreement is a milestone for sanofi pasteur,” said Wayne Pisano, President and Chief Executive Officer of sanofi pasteur, which is also working to develop a vaccine against another one of the biggest global infectious disease killers—malaria.

“The current medical arsenal is inadequate for fighting tuberculosis,” Pisano continued. “Improved vaccines are desperately needed if we are to succeed in controlling this disease. Sanofi Pasteur and SSI are joining forces to develop a vaccine that may have a major impact on global health by preventing a disease that currently infects one person in the world every second.”1

According to SSI’s CEO, Nils Strandberg Pedersen, M.D., this agreement is a very important step in the fight against tuberculosis and for SSI. “SSI is one of the world’s leading producers of BCG and has for more than a century worked within the field of prevention and control of TB. We are excited

[1]	www.who.int/mediacentre/factsheets/fs104/en/index.html

[2]	http://www.globalhealthreporting.org/tb.asp

to team up our research with one of the world’s largest vaccine manufacturers. The combination of both parties’ leading vaccine expertise will really be able to make a difference in the development of a novel TB vaccine for the benefit of the world’s poorest people.”

The only TB vaccine (BCG—attenuated Bacille Calmette Guérin) used in the world today was developed over 80 years ago. A TB vaccine is especially important in areas of the world where TB is highly prevalent and the chances of an infant or young child becoming exposed to an infectious case are high. Although BCG is effective in protecting infants against childhood forms of the disease, a more effective vaccine is needed for protection of adolescents and adults against pulmonary tuberculosis.

Professor Paul-Henri Lambert of the Centre of Vaccinology, University of Geneva, and Chairman of the TBVAC consortium steering committee, agrees that to effectively control TB, a new or improved vaccine must be developed as an alternative to or a complement of BCG. “The development of an improved TB vaccine has been a challenging goal for decades, but significant scientific advances have been made over the past 15 years that bring us closer than ever before to achieving this goal” explains Dr. Lambert. “Results obtained with recombinant protein TB vaccine candidates in pre-clinical studies are promising, and I am very optimistic about this approach leading to a new TB vaccine.”

About Tuberculosis2

More than eight million people develop active TB annually, and approximately two million die from the disease each year. The World Health Organization estimates that there are more than 14 million people living with TB. Those with active TB who receive no treatment can infect an average of 10 to 15 people annually.

Most TB cases occur in Southeast Asia and Africa. One-third of the number of new TB cases occurs in Southeast Asia, but the estimated incidence per capita is highest in sub-Saharan Africa. Both the highest number of estimated deaths due to TB and the highest mortality per capita are in Africa, where HIV has led to rapid increases in TB incidence. TB and HIV/AIDS form a lethal combination, each speeding the other’s progress.

About sanofi-aventis

Sanofi-aventis, a leading global pharmaceutical company, discovers, develops and distributes therapeutic solutions to improve the lives of everyone. Sanofi-aventis is listed in Paris (EURONEXT: SAN) and in New York (NYSE: SNY).

Sanofi Pasteur, the vaccines division of sanofi-aventis Group, provided more than a billion doses of vaccine in 2006, making it possible to immunize more than 500 million people across the globe. A world leader in the vaccine industry, sanofi pasteur offers the broadest range of vaccines protecting against 20 infectious diseases. The Company’s heritage, to create vaccines that protect life, dates back more than a century. Sanofi Pasteur is the largest company entirely dedicated to vaccines. Every day, the company invests more than EUR1 million in research and development. For more information, please visit www.sanofipasteur.com

Forward Looking Statements

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future events, operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates,” “plans” and similar expressions. Although sanofi-aventis’ management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of sanofi-aventis, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the AMF made by sanofi-aventis, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in sanofi-aventis’ annual report on Form 20-F for the year ended December 31, 2006. Other than as required by applicable law, sanofi-aventis does not undertake any obligation to update or revise any forward-looking information or statements.

Sanofi Pasteur
Pascal Barollier
Relations Presse
Tél : + 33-(0)4-37-37-51-41
pascal.barollier@sanofipasteur.com